Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 21, 2025

Name of Registrant: Walmart, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Walmart, Inc. (WMT)

Resist Anti-Fiduciary Activist Timelines: Vote NO on Proposal 6

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Walmart shareholders to vote NO on Proposal #6, “Report on Reduction of Plastic Packaging and Recyclability Claims.”

      Supporting Statement

While debates over corporate sustainability policies have their place among legitimate shareholders who invest for return, there’s no question that such debates are often hijacked by activists that view sustainability as synonymous with prioritizing social activism over continued company success.

Proposal 6 is just such an example. Submitted by notorious activist group Green Century Capital, the proposal asks Walmart to report on its transition away from single-use packaging. Yet the asks contained within evince a view of corporate sustainability philosophy that values adherence to partisan dogma more than a serious business-first case for such a transition. Proposal 6 represents the kind of activist scrutiny that will not forward the best interests and will instead drag valuable resources away from ensuring Walmart’s continued business success.

The activists behind Proposal 6 cite research1 stating that “[w]ithout global action, the annual levels of mismanaged plastics would continue to rise and could almost double.” This section of the proposal implies that Walmart is somehow negligent for not advancing sufficiently rigorous sustainability commitments. Yet the economic reality of plastic usage doesn’t square with the demands activists are making. The premise of the Proposal, that Walmart is neglecting its corporate social responsibility by continuing to use single-use plastics, is a questionable one. As noted by a growing body of evidence, recyclable materials don’t actually break down in a normal environment in the way that many sustainability advocates would lead you to believe. A 2015 UN report1 from the United Nations Environment Program found that “some plastics labelled as ‘biodegradable’ require the conditions that typically occur in industrial compositing units, with prolonged temperatures of above 50°C, to be completely broken down. Such conditions are rarely if ever met in the marine environment.” This isn’t quibbling over details — it’s highlighting the fundamental flaws in the Proposal. If Walmart is to listen to activist demands on the premise that such demands would lead to more biodegradable plastics and less waste, it stands to reason that such plastics should actually… be biodegradable and generate less waste. If they’re not (and they often aren’t), then the Proponent’s argument is a lose-lose for Walmart.

The proponent maintains that “Walmart should prioritize plastic reduction, increase reusable packaging, and redesign remaining product packaging for consistent recycling or composting,” indicating that their true problem is with Walmart viewing sustainability policies through the lens of fiduciary duty, as opposed to prioritizing activism for activism’s sake. This proposal, and many proposals like it, fall into the category of goalpost-moving, i.e. voicing activist demands in the

1https://wedocs.unep.org/bitstream/handle/20.500.11822/7468/-Biodegradable_Plastics_and_Marine_Litter_Misconceptions,_concerns_and_impacts_on_marine_environments-2015BiodegradablePlasticsAndMarineLitter.pdf.pdf?sequence=3&amp%3BisAllowed=

name of a noble-sounding cause and then consistently upbraiding the company for daring to view such causes through the lens of fiduciary duty. Whether these causes actually create sustainable return to shareholders is not addressed by the proponent.

This omission, likely, is no accident. Single-use plastic didn’t emerge out of desire for corporate greed: for years, its affordability has allowed Walmart to offer its products at accessible prices to customers of any socio-economic status, without sacrificing quality in the way that many single-use plastic alternatives do. The Proponent’s desired changes would put an end to all that — whether this is intentional or otherwise, its demands do not deserve shareholder support.

      Conclusion

The reality is, Walmart has a moral responsibility to view all its commitments, whether environmental, social, or governance-related, through the lens of ensuring continued business success and doing right by the company’s owners — ordinary American shareholders whose financial futures rest on Walmart being the retail giant & industry leader it’s been for years. Walmart, as evidenced in its board statement of opposition, understands that responsibility. But the proponents behind Proposal 6, and the larger anti-fiduciary activist syndicate they represent, have no interest in considering that responsibility. Walmart has planted its flag: a company’s sustainability practices don’t count as noble if the company’s success & revenue have to suffer to make them reality. And that’s a stance that every shareholder who cares about the company should be able to get behind.

We don’t believe the company has to choose between actual sustainability and creating human flourishing through the impact of its products. Activist narratives like the ones in Proposal 6 represent the kind of narrow either-or thinking that Walmart has made a career out of rejecting, and epitomize the sort of non-fiduciary, unseriously-argued demands that can easily pull a company off course. It’s laudable that the company is so vocal2 in opposing its demands — but we also urge shareholders, in the name of fiduciary focus and rejecting tangential activist ideology, to vote AGAINST Proposal 6.

2https://www.proxydocs.com/branding/966152/2025/ps/112/

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com